

Eric Malafeew · 3rd

Co-Founder & CTO at VirZOOM Inc.

Lexington, Massachusetts · 371 connections · **Contact info**

 **VirZOOM, Inc.**

 **Massachusetts Instit
Technology**

Experience



Co-Founder & CTO

VirZOOM, Inc.

Feb 2015 – Present · 5 yrs 8 mos

Cambridge, MA



Chief Architect and Engineering Lead

Harmonix Music Systems

2000 – Feb 2015 · 15 yrs

Lead Engineer

MBL Research

1997 – 2000 · 3 yrs

Game Engineer

Kaon Interactive

1996 – 1997 · 1 yr

Simulation Engineer

Lockheed Martin

1994 – 1996 · 2 yrs

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Education



Massachusetts Institute of Technology
Master's Degree, Mechanical Engineering
1991 – 1993



Virginia Tech
B.S., Mechanical Engineering
1987 – 1991

Skills & Endorsements

Computer Graphics · 22

 Endorsed by **13 of Eric's colleagues at Harmonix Music**

Cross-platform Development · 10

 Endorsed by **7 of Eric's colleagues at Harmonix Music S**

System Design · 9

George Oed and 8 connections have given endorsements for this skill

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